Exhibit 99.1

ReNew Announces Results for the Third Quarter

(Q3 FY23) and Nine Months of Fiscal 2023, both

ended December 31, 2022

February 16, 2023: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), a leading decarbonisation solutions company, today announced its consolidated results for Q3 FY23 and nine months ended December 31,2022.

Operating Highlights:

•
As of December 31, 2022, the Company’s portfolio consisted of 13.4 GWs, a 30.2% increase year on year, of which 7.8 GWs are commissioned and 5.6 GWs are committed. Approximately ~0.3 GW of Purchase Power Agreements (“PPAs”) were signed in the quarter and only ~1% of the total portfolio await PPAs/contracts.
•
Total Income (or total revenue) for Q3 FY23 was INR 16,077 million (US$ 194 million), an increase of 19.4% over Q3 FY22. Adjusted EBITDA(2) for Q3 FY23 was INR 11,628 million (US$ 141 million), an increase of 10.2% over Q3 FY22. Net loss for Q3 FY23 was INR 4,013 million (US$ 49 million) compared to a net loss of INR 6,384 million (US$ 77 million) for Q3 FY22. Cash Flow to equity(2) (“CFe”) for Q3 FY23 was INR 2,682 million (US$ 32 million), a decrease of 47.3% over Q3 FY22.
•
Total Income (or total revenue) for the first nine months of FY23 was INR 63,493 million (US$ 768 million), an increase of 23.1% over nine months of FY22. Adjusted EBITDA(2) for the first nine months of FY23 was INR 49,994 million (US$ 604 million), an increase of 17.8% over nine months of FY22. Net loss for the first nine months of FY23 was INR 5,103 million (US$ 62 million) compared to a net loss of INR 12,573 million (US$ 152 million) for nine months of FY22. Cash Flow to equity(2) (“CFe”) for the first nine months of FY23 was INR 19,810 million (US$ 239 million), an increase of 10.6% over the first nine months of FY22.
•
Days Sales Outstanding (“DSO”) ended Q3 FY23 at 178 days, a 78 day improvement year on year. On the back of clear arrangements for future payment schedules agreed with multiple State Discoms, DSOs are on track for a substantial improvement over the remainder of the year.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 82.72 to US$ 1.00. See note 1 for more information.

Key Operating Metrics

As of December 31, 2022, our total portfolio consisted of 13,449 MWs and commissioned capacity was 7,764 MWs of which 3,921 MWs were wind, 3,744 MWs were solar and 99 MWs were hydro. We commissioned 141 MWs of wind assets and 57 MWs of solar assets during nine months of FY23. We commissioned 34 MWs of wind assets and 32 MWs of solar assets during Q3 FY23.

Electricity Sold

Total electricity sold for nine months of FY23 was 13,254 million kWh, an increase of 26.5% over nine months of FY22. Total electricity sold in Q3 FY23 was 3,312 million kWh, an increase of 13.6% over Q3 FY22.

Electricity sold for nine months of FY23 from wind assets was 6,939 million kWh, an increase of 3.9% over nine months of FY22. Electricity sold for nine months of FY23 from solar assets was 5,932 million kWh, an increase of 64.0% over nine months of FY22. Electricity sold for nine months of FY23 from hydro assets was 383 million kWh. The hydro assets were acquired in August 2021.

Electricity sold in Q3 FY23 from wind assets was 1,265 million kWh, a decrease of 7.9% over Q3 FY22. Electricity sold in Q3 FY23 from solar assets was 1,957 million kWh, an increase of 36.6% over Q3 FY22. Electricity sold in Q3 FY23 for hydro assets was 90 million kWh, a decrease of 18.7% over Q3 FY22.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for nine months of FY23 for wind assets was 27.3%, compared to 28.0%, for nine months of FY22. The PLF for nine months of FY23 for solar assets was 24.3% compared to 22.0% for nine months of FY22.

Our weighted average Plant Load Factor (“PLF”) for Q3 FY23 for wind assets was 14.7%, compared to 16.7%, for Q3 FY22. The PLF for Q3 FY23 for solar assets was 23.8% compared to 21.0% for Q3 FY22.

Total Income

Total Income for nine months of FY23 was INR 63,493 million (US$ 768 million), an increase of 23.1% over nine months of FY22. The increase in total income was primarily due to an increase in operating capacity and late payment surcharge from customers offset with lower income from carbon credit and compensation for loss of revenue. Total income includes finance income and fair value change in derivative instruments of INR 2,005 million (US$ 24 million) and change in the fair value of warrants of INR 1,456 million (US$ 18 million) for nine months of FY23.

Total Income for Q3 FY23 was INR 16,077 million (US$ 194 million), an increase of 19.4% over Q3 FY22. The increase in total income was primarily due to an increase in operating capacity, late payment surcharge from customers and an insurance claim partially offset by lower wind resource. Total income includes finance income and fair value change in derivative instruments of INR 687 million (US$ 8 million) and change in the fair value of warrants of INR 394 million (US$ 5 million) for Q3 FY23.

Employee Benefit Expenses

Employee benefit expenses for nine months of FY23 was INR 3,235 million (US$ 39 million), a decrease of 5.5% over nine months of FY22. Employee benefit expenses for Q3 FY23 was INR 1,243 million (US$ 15 million), an increase of 8.9% over Q3 FY22. The decrease was primarily due to the absence of listing related bonus expenses in FY23.

Other Expenses

Other Expenses, which include Operating & Maintenance (O&M) as well as General & Administrative (G&A), for nine months of FY23 was INR 8,345 million (US$ 101 million), an increase of 28.5% over nine months of FY22. Other Expenses for Q3 FY23 were INR 2,741 million (US$ 33 million), an increase of 25.8% over Q3 FY22. The increase was largely driven by the increase in operating capacity.

Finance Costs and fair value change in derivative instruments

Finance costs and fair value change in derivative instruments for nine months of FY23 was INR 41,757 million (US$ 505 million), an increase of 44.5% over nine months of FY22. The increase in finance costs was primarily due to higher borrowing in line with an increase in capacity, non-cash mark to market adjustments, discounting cost of late payment surcharge income, and a one-time debt premium expense and reclassification of a hedge loss from the Balance Sheet of INR 2,531 million (US$ 31 million) for the refinancing of USD bonds with lower cost rupee debt.

Finance costs and fair value change in derivative instruments for Q3 FY23 was INR 11,599 million (US$ 140 million), an increase of 0.1% over Q3 FY22.

Net Profit/ Loss

The net loss for nine months of FY23 was INR 5,103 million (US$ 62 million) compared to a net loss of INR 12,573 million (US$ 152 million) for nine months of FY22. The net loss in nine months of FY22 included a one time listing and related expense of Rs. 10,512 Mn (US$ 127 million) offset by higher finance cost in the current year.

The net loss for Q3 FY23 was INR 4,013 million (US$ 49 million) compared to a net loss of INR 6,384 million (US$ 77 million) for Q3 FY22, with the improvement mostly due to higher total income in Q3 FY23.

Adjusted EBITDA (2)

Adjusted EBITDA (Non-IFRS) nine months of FY23 was INR 49,994 million (US$ 604 million), an increase of 17.8% over nine months of FY22. Adjusted EBITDA Q3 FY23 was INR 11,628 million (US$ 141 million), an increase of 10.2% over Q3 FY22.

FY 23 Guidance

The Company’s Adjusted EBITDA and Cash Flow to equity guidance for FY23 is subject to normal weather for the remainder of the year.

Financial Year	Adjusted EBITDA	Adjusted EBITDA/share	Cash Flow to Equity	Cash Flow to equity/share
FY23	INR 61,000 – INR 63,000 million	INR 148 - INR 152	INR 15,000 – INR 17,000 million	INR 36 - INR 41

Cash Flow

Cash flow generated from operating activities nine months of FY23 was INR 49,531 million (US$ 599 million), compared to INR 22,717 million (US$ 275 million) for nine months of FY22. Cash flow generated from operating activities for Q3 FY23 was INR 22,503 million (US$ 272 million), compared to INR 11,730 million (US$ 142 million) for Q3 FY22. The increase was primarily on account of higher total income and lower working capital due to improved collections.

Cash used in investing activities for nine months of FY23 was INR 56,979 million (US$ 689 million), compared to INR 104,364 million (US$ 1,262 million) for nine months of FY22. Cash used in investing activities for Q3 FY23 was INR 40,980 million (US$ 495 million), compared to INR 28,306 million (US$ 342 million) for Q3 FY22. The cash was used primarily towards capital expenditures on organic growth.

Cash used in financing activities for nine months of FY23 was INR 13,486 million (US$ 163 million), compared to cash generated from financing activities of INR 75,840 million (US$ 917 million) for nine months of FY22. Cash generated in financing for Q3 FY23 was INR 392 million (US$ 5 million), compared to cash generated from financing activities of INR 5,081 million (US$ 61 million) in Q3 FY22. Cash was used primarily for the buy back of shares and interest payments offset by proceeds from borrowings (net of repayment) and shares and compulsory convertible debentures.

Capital Expenditure

During nine months of FY23, we commissioned 198 MWs of projects for which our capex was INR 13,902 million (US$ 168 million).

Liquidity Position

As of December 31, 2022, we had INR 52,781 million (US$ 638 million) of cash and bank balances. This included an aggregate of cash and cash equivalents of INR 7,550 million (US$ 91 million) as per the cash flow statement and INR 45,231 million (US$ 547 million) as bank balances other than cash and cash equivalents.

Debt

Gross debt on December 31, 2022 was INR 484,793 million (US$ 5,861 million).

Receivables

Total receivables, as on December 31, 2022, was INR 38,377 million (US$ 464 million) of which INR 4,197 million (US$ 51 million) was unbilled and others. The day sales outstanding improved by 78 days year on year. Andhra Pradesh Discom (Distribution Companies being our customers) had total receivables of INR 14,892 million (US$ 180 million) which we expect to recover fully over time.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non- IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortisation, (e) listing expenses, (f) share based payment and other expense related to listing less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (i) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Adhoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe Cfe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference Call Information

A conference call has been scheduled to discuss the earnings results at 8:30 AM ET (7:00 PM IST) on Febuary 17, 2023. The conference call can be accessed live at https://edge.media-server.com/mmc/p/e96iqdfv or by phone (toll-free) by dialing:

US/ Canada: (+1) 855 881 1339
France: (+33) 0800 981 498
Germany: (+49) 0800 182 7617
Hong Kong: (+852) 800 966 806
India: (+91) 0008 0010 08443
Japan: (+81) 005 3116 1281
Singapore: (+65) 800 101 2785
Sweden: (+46) 020 791 959
UK: (+44) 0800 051 8245
Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renewpower.in/news-events/events

Notes:

(1)
This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 82.72 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2022. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.
(2)
This is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is the leading decarbonisation solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~13.4 GWs on a gross basis as of December 31, 2022, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, green hydrogen, value-added energy offerings through digitalisation, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

Press Enquiries

Shilpa Narani
Shilpa.narani@renewpower.in
+ 91 9999384233

Investor Enquiries

Nathan Judge

ir@renewpower.in

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at December 31,
	2022	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	437,593	488,137	5,901
Intangible assets	39,724	38,895	470
Right of use assets	7,495	9,205	111
Investment in jointly controlled entities	—	2,915	35
Financial assets
Investments	—	363	4
Trade receivables	1,006	9,031	109
Loans	164	270	3
Others	3,254	2,817	34
Deferred tax assets (net)	1,062	1,288	16
Prepayments	875	1,047	13
Non-current tax assets (net)	4,877	5,348	65
Other non-current assets	10,081	24,102	291
Total non-current assets	506,131	583,418	7,053
Current assets
Inventories	815	943	11
Financial assets
Derivative instruments	3,593	6,542	79
Trade receivables	44,819	29,346	355
Cash and cash equivalents	28,379	7,550	91
Bank balances other than cash and cash equivalents	50,741	44,332	536
Loans	623	20	0
Others	2,178	2,771	33
Prepayments	970	1,227	15
Other current assets	3,001	4,805	58
	135,119	97,536	1,179
Assets held for sale	93	93	1
Total current assets	135,212	97,629	1,180
Total assets	641,343	681,047	8,233
Equity and liabilities
Equity
Issued capital	4,808	4,808	58
Share premium	154,051	154,072	1,863
Hedge reserve	(1,328)	(569)	(7)
Share based payment reserve	3,444	5,397	65
Retained losses	(38,420)	(51,992)	(629)
Other components of equity	(4,116)	(3,462)	(42)
Equity attributable to equity holders of the parent	118,439	108,254	1,309
Non-controlling interests	7,934	9,274	112
Total equity	126,373	117,528	1,421
Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	373,729	425,084	5,139
Lease liabilities	2,999	4,488	54
Liability for put options with non-controlling interest	8,636	5,498	66
Others	2,087	1,818	22
Deferred government grant	214	209	3
Employee benefit liabilities	169	211	3
Provisions	13,384	14,512	175
Deferred tax liabilities (net)	12,468	15,182	184
Other non-current liabilities	5	3	0
Total non-current liabilities	413,691	467,005	5,646

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at December 31,
	2022	2022	2022
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	14,485	30,326	367
Lease liabilities	455	600	7
Trade payables	5,609	6,739	81
Liability for put options with non-controlling interests	910	993	12
Derivative instruments	4,209	1,512	18
Others (includes current maturities of long term interest-bearing loans and borrowings)	71,636	54,241	656
Deferred government grant	11	8	0
Employee benefit liabilities	179	222	3
Other current liabilities	3,281	444	5
Current tax liabilities (net)	504	1,429	17
	101,279	96,514	1,167
Liabilities directly associated with the assets held for sale	—	—	—
Total current liabilities	101,279	96,514	1,167
Total liabilities	514,970	563,519	6,812
Total equity and liabilities	641,343	681,047	8,233

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended December 31,			For the nine months ended December 31,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	11,896	13,170	159	44,403	54,904	664
Other operating income	653	702	8	2,228	972	12
Late payment surcharge from customers	—	135	2	—	1,097	13
Finance income and fair value change in derivative instruments	428	687	8	1,235	2,005	24
Other income	485	989	12	3,715	3,059	37
Change in fair value of warrants	—	394	5	—	1,456	18
Total income	13,462	16,077	194	51,581	63,493	768
Expenses
Raw materials and consumables used	0	7	0	192	46	1
Employee benefits expense	1,141	1,243	15	3,423	3,235	39
Depreciation and amortisation	3,582	4,075	49	10,031	11,859	143
Other expenses	2,178	2,741	33	6,495	8,345	101
Finance costs and fair value change in derivative instruments	11,584	11,599	140	28,892	41,757	505
Change in fair value of warrants	(428)	—	—	427	—	—
Listing and related expenses	—	—	—	10,512	—	—
Total expenses	18,057	19,665	238	59,972	65,242	789
Loss before tax	(4,595)	(3,588)	(43)	(8,391)	(1,749)	(21)
Income tax expense
Current tax	674	238	3	1,635	1,092	13
Deferred tax	1,115	187	2	2,547	2,262	27
Loss for the period	(6,384)	(4,013)	(49)	(12,573)	(5,103)	(62)

Weighted average number of equity shares in calculating basic and diluted EPS	400,793,960	393,893,429	393,893,429	359,596,640	390,021,234	390,021,234
Loss per share
Basic and Diluted loss attributable to ordinary equity holders of the Parent (in INR and USD)	(15.10)	(12.12)	(0.15)	(32.36)	(12.38)	(0.15)

RENEW ENERGY GLOBAL PLC

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended December 31,			For the nine months ended December 31,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Loss before tax	(4,595)	(3,588)	(43)	(8,391)	(1,749)	(21)
Adjustments to reconcile loss before tax to net cash flows:
Finance costs	11,478	11,497	139	28,541	41,210	498
Depreciation and amortisation	3,582	4,075	49	10,031	11,859	143
Change in fair value of warrants	(428)	(394)	(5)	427	(1,456)	(18)
Provision for operation and maintenance equalisation	(21)	(442)	(5)	(29)	(539)	(7)
Share based payments	835	623	8	1,935	1,588	19
Listing and related expenses	—	—	—	7,617	—	—
Interest income	(502)	(243)	(3)	(1,235)	(1,859)	(22)
Others	(182)	215	3	91	347	4
Working capital adjustments:
(Increase) / decrease in trade receivables	2,390	10,987	133	(14,645)	6,385	77
(Increase) / decrease in inventories	(267)	(147)	(2)	(584)	(278)	(3)
(Increase) / decrease in other current financial assets	1,335	467	6	(72)	(595)	(7)
(Increase) / decrease in other non-current financial assets	6	(138)	(2)	23	(97)	(1)
(Increase) / decrease in other current assets	(371)	1,605	19	53	(2,105)	(25)
(Increase) / decrease in other non-current assets	(19)	(415)	(5)	(44)	(417)	(5)
(Increase) / decrease in prepayments	482	(443)	(5)	(531)	(429)	(5)
Increase / (decrease) in other current financial liabilities	30	(62)	(1)	(28)	(42)	(1)
Increase / (decrease) in other current liabilities	(363)	(402)	(5)	(1,503)	(2,837)	(34)
Increase / (decrease) in other non-current liabilities	(1)	—	—	13	(2)	(0)
Increase / (decrease) in contract liabilities	19	—	—	57	—	—
Increase / (decrease) in trade payables	(1,362)	(421)	(5)	1,722	1,130	14
Increase / (decrease) in employee benefit liabilities	(55)	0	0	(54)	56	1
Cash generated from operations	11,991	22,774	275	23,394	50,170	607
Income tax paid (net)	(261)	(271)	(3)	(677)	(639)	(8)
Net cash generated from operating activities (a)	11,730	22,503	272	22,717	49,531	599
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(23,878)	(24,828)	(300)	(72,030)	(62,375)	(754)
Sale of property, plant and equipment	107	31	0	114	38	0
(Investments) / redemption in deposits having residual maturity more than 3 months and mutual funds (net)	2,717	(14,531)	(176)	(16,424)	6,827	83
Deferred consideration received during the period	—	—	—	—	19	0
Acquisition of subsidiaries, net of cash acquired	(6,389)	—	—	(15,929)	(90)	(1)
Purchase consideration paid	—	—	—	—	(30)	(0)
Government grant received	—	—	—	74	—	—
Proceeds from interest received	87	1,263	15	781	1,900	23
Contribution to investment funds	—	—	—	—	(353)	(4)
Loans given	(950)	—	—	(950)	—	—
Investment in jointly controlled entities	—	(2,915)	(35)	—	(2,915)	(35)
Net cash used in investing activities (b)	(28,306)	(40,980)	(495)	(104,364)	(56,979)	(689)
Cash flows from financing activities
Capital transaction involving issue of shares (net of transaction cost)	(527)	—	—	67,978	—	—
Distribution / cash paid to RPPL’s equity holders	—	—	—	(19,609)	—	—
Shares bought back, held as treasury stock	—	(3,876)	(47)	—	(10,058)	(122)
Shares issued during the period	—	—	—	—	14	0
Acquisition of interest by non-controlling interest in subsidiaries	35	—	—	1,071	—	—
Payment for acquisition of interest from non-controlling interest	(5)	(3)	(0)	(741)	(37)	(0)
Put options exercised during the period	—	(980)	(12)	—	(980)	(12)
Payment of lease liabilities (including payment of interest expense)	(77)	(144)	(2)	(194)	(370)	(4)
Payment made for repurchase of vested stock options	—	—	—	(610)	—	—

Proceeds from shares and compulsory convertible debentures issued by subsidiaries	—	7,089	86	—	16,648	201
Proceeds from long term interest-bearing loans and borrowings	19,758	25,707	311	118,150	96,612	1,168
Repayment of long term interest-bearing loans and borrowings	(11,642)	(15,620)	(189)	(79,921)	(102,610)	(1,240)
Proceeds from short term interest-bearing loans and borrowings	19,875	9,731	118	68,299	60,921	736
Repayment of short term interest-bearing loans and borrowings	(17,977)	(13,494)	(163)	(57,445)	(45,566)	(551)
Interest paid (including settlement gain / loss on derivative instruments)	(4,359)	(8,018)	(97)	(21,138)	(28,060)	(339)
Net cash generated from / (used in) financing activities (c)	5,081	392	5	75,840	(13,486)	(163)
Net decrease in cash and cash equivalents (a) + (b) + (c)	(11,495)	(18,085)	(219)	(5,807)	(20,934)	(253)
Cash and cash equivalents at the beginning of the period	26,367	25,616	310	20,679	28,379	343
Effects of exchange rate changes on cash and cash equivalents	—	19	0	—	105	1
Cash and cash equivalents at the end of the period	14,872	7,550	91	14,872	7,550	91
Components of cash and cash equivalents
Cash and cheque on hand	0	1	0	0	1	0
Balances with banks:
- On current accounts	13,740	7,301	88	13,740	7,301	88
- Deposits with original maturity of less than 3 months	1,132	248	3	1,132	248	3
Total cash and cash equivalents	14,872	7,550	91	14,872	7,550	91

RENEW ENERGY GLOBAL PLC

Unaudited NON-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net Loss to Adjusted EBITDA for the periods indicated:

	For the three months ended December 31,			For the nine months ended December 31,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Loss for the period	(6,384)	(4,013)	(49)	(12,573)	(5,103)	(62)
Less: Finance income and fair value change in derivative instruments	(428)	(687)	(8)	(1,235)	(2,005)	(24)
Add: Depreciation and amortisation	3,582	4,075	49	10,031	11,859	143
Add: Finance costs and fair value change in derivative instruments	11,584	11,599	140	28,892	41,757	505
Add / (less): Change in fair value of warrants	(428)	(394)	(5)	427	(1,456)	(18)
Add: Listing and related expenses	-	-	-	10,512	-	-
Add: Income tax expense	1,789	425	5	4,182	3,354	41
Add: Share based payment expense and others related to listing	840	623	8	2,220	1,588	19
Adjusted EBITDA	10,554	11,628	141	42,456	49,994	604

CASH FLOWS TO EQUITY (CFe):

	For the three months ended December 31,			For the nine months ended December 31,
	2021	2022	2022	2021	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Adjusted EBITDA	10,554	11,628	141	42,456	49,994	604
Add: Finance income and fair value change in derivative instruments	428	687	8	1,235	2,005	24
Less: Interest paid in cash	(4,359)	(6,634)	(80)	(21,138)	(25,190)	(305)
Less: Tax paid	(261)	(271)	(3)	(677)	(639)	(8)
Less: Normalised loan repayment	(1,221)	(2,248)	(27)	(3,392)	(6,270)	(76)
Less: Share based payments expense (cash-settled) and others	-	-	-	(940)	-	-
Less: Other non-cash items	(56)	(480)	(6)	359	(90)	(1)
Total CFe	5,085	2,682	32	17,904	19,810	239